Atlas Air Worldwide Holdings, Inc.
2000 Westchester Ave
Purchase NY, 10577
July 15, 2010
Via EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-0213
Attention:	David R. Humphrey Branch Chief
Re:	Atlas Air Worldwide Holdings, Inc. Form 10-K for Fiscal Year Ended December 31, 2009 (“2009 Form 10-K”) File No. 001-16545
Dear Mr. Humphrey:
          The purpose of this letter is to respond to the staff’s comments contained in your letter dated June 29, 2010 to William J. Flynn, President and Chief Executive Officer of Atlas Air Worldwide Holdings, Inc. (“Atlas” or the “Company”), with respect to Atlas’ 2009 Form 10-K, 2010 Annual Meeting Proxy Statement and Quarterly Report on Form 10-Q for the period ended March 31, 2010. For your convenience, I have also set forth below each of the staff’s comments.
Form 10-K (Fiscal Year Ended December 31, 2009)
Compensation Discussion and Analysis, page 18
Total Compensation, page 19
1.	Comment: We note your disclosure in the second full paragraph on page 20 that the Compensation Committee sets long-term incentive awards at the 75th percentile of comparable companies. In future filings, please list the companies to which you benchmark and disclose the degree to which the Compensation Committee considered such companies comparable to you or please advise. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

Response: In 2009, the Atlas Compensation Committee benchmarked long-term incentive compensation against the Towers Watson (formerly Watson Wyatt) Data Services Report on Long-Term Incentives, Policies and Practices, with such data adjusted to reflect Atlas’ revenue size. This is a proprietary report of Atlas’ compensation consultant. Approximately 400-500 companies from a wide variety of industries participate in the database. Towers Watson analyzes both the general industry data, as well as the data for participants in the transportation industry (approximately 15 companies). In future filings, Atlas will clarify the benchmarking source and not refer to the participants in the study as “comparable companies.” In future filings, to the extent that the Compensation Committee continues a similar practice, it will include disclosure along the following lines: “The Committee’s philosophy is to set long-term incentive awards at the 75th percentile determined by reference to long-term incentive data for both general industry companies (approximately 400-500 companies) and transportation industry companies (approximately 15 companies) from the Towers Watson Data Services Report on Long-Term Incentives, Policies and Practices, with such data adjusted to reflect Atlas’ revenue size.”
Long-Term Equity Compensation, page 20
2.	Comment: We note your disclosure in the first full paragraph on page 21 that performance-based restricted shares and units and performance-based cash awards vest only if preset financial targets are achieved. Please confirm that in future filings you will qualify all company-wide performance targets or please provide us with your analysis for concluding that the disclosure of such targets is not required because it would result in competitive harm and such disclosure may be omitted pursuant to Instruction to Item 402(b) of Regulation S-K.

Response: The preset financial targets (measured against a designated group of companies identified on page 21) are disclosed in the first full paragraph on page 23 in the detailed discussion of long term compensation.
Long-Term Equity Compensation, page 22
3.	Comment: We note your disclosure in the carryover paragraph starting on page 22 that the Compensation Committee established target awards at the 75th percentile. In future filings, please list the companies to which you benchmark and disclose the degree to which the Compensation Committee considered such companies comparable to you or please advise. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

Response: See our response to Comment #1.
Compensation of Named Executive Officers, page 24
4.	Comment: We note that compensation information for Mr. Steen was only provided for 2008 and 2009 though the first full paragraph on page 25 states that Mr. Steen was named Senior Vice President and Chief Marketing Officer in April 2007. Please advise.

Response: Mr. Steen became an executive officer of Atlas in April 2007. He was not a named executive officer for the year ended December 31, 2007 because his total yearly compensation was insufficient to place him among the three most highly compensated executive officers of Atlas (other than the principal executive officer or the principal financial officer). As a result, we have omitted information about Mr. Steen’s 2007 remuneration from the Summary Compensation Table and limited the disclosure to the years ended December 31, 2008 and 2009 when he clearly met the criteria set forth in Item 402(a)(3)(iii) of Regulation S-K.
Item 2. Properties
Aircraft, page 24
5.	Comment: We note that your table detailing the number of aircraft presented here includes owned and leased aircraft exclusive of retired or parked aircraft. Please note that Item 102 of Regulation S-K require you to state briefly the location and general character of materially important physical properties and to identify the industry segments as reported in the financial statements that use the properties described. Accordingly, in addition to the table currently presented, please include a table summarizing your fleet on a segment basis. Also, in a footnote to these tables, please disclose the number of aircraft that are parked or otherwise removed from service and indicate whether such aircraft are owned or leased.

Response: The operating aircraft presented in the table under Item 2 of our 2009 10-K are interchangeable among segments and are not permanently assigned to any one segment. A more meaningful view of our aircraft allocation by segment is average operating aircraft by segment for the period ended, as presented in our operating statistics and in our revenue and segment narratives within Item 7 of our 2009 10-K for the periods presented. We will add the following table in future filings to expand our operating statistics to provide the reader with the average aircraft operated by segment for the period presented.

	For the Three	For the Three
	Months Ended	Months Ended	Increase /	Percent
Fleet(average during the period)	2010	2009	(Decrease)	Change
ACMI
AMC Charter
Commercial Charter
Dry Leasing
Total Operating Aircraft count

Out-of-service
We will add the following explanatory language in future filings stating the unencumbered status of our parked aircraft: All of our parked aircraft are completely unencumbered.

Item 7. Management’s Discussion and Analysis
Business Overview, page 27
6.	Comment: Based on the discussion of your results of operations, it appears that you have experienced material changes in the size, composition and usage by segment of your fleet of aircraft. Accordingly, in order to give investors an overall view of these changes, we suggest that you add a table summarizing purchases of aircraft, consolidation of VIEs, the deconsolidation of Polar, aircraft parked or otherwise removed from service, and transfers between segments for all periods presented.

Response: We do not believe that we have experienced recent material changes in the size, composition and usage by segment of our fleet of aircraft. However, in future filings, for periods that do experience material and continuing changes in the composition of our operating fleet, we will add the following table to our future Financial Overview in Item 7 of Form 10-K or future Item 2 of Form 10-Q:

	Beginning	Aircraft	Aircraft	Aircraft	End of
Number of Aircraft by Segment	of Period	Additions	Dispositions	Transfers	Period
ACMI
AMC Charter
Commercial Charter
Dry Leasing

Total

Out-of-service
Liquidity and Capital Resources, page 45
7.	Comment: Please revise your disclosure in the first paragraph of this section to include the amounts for investing and financing activities. It appears that your current disclosure inadvertently excluded the actual amounts of $0.7 million and $2.5 million, respectively. Also, please delete the reference to your equity offering since the proceeds from that offering were mostly offset by payments on long-term debt obligations, as discussed on page 46, and both items are included in the $2.5 million used for financing activities.

Response: We note your comment with respect to the two missing numbers on page 45. We believe that the amounts are immaterial and are discussed in detail in both Investing and Financing Activities on page 46 of our 2009 10-K. With respect to your comment under this comment #7, in future filings, we will delete the reference to our equity offering as you have suggested.
Description of Our Debt Obligations, page 47
8.	Comment: We note that EETCs were issued to finance the acquisition of a total of twelve 747-400F aircraft. However, on page 48, you indicate that fourteen of your twenty-eight operating aircraft are owned and leased through trusts established to provide, finance and lease aircraft. Please reconcile this apparent discrepancy.

Response: As noted on page 47 of our 2009 10-K, twelve of our operating aircraft were financed through EETC transactions, six of which are owned aircraft and six of which are aircraft under operating lease. The reference to the fourteen aircraft on page 48 included six of the twelve aircraft, which were financed through the EETCs as operating leases, and the other eight aircraft that are under operating leases but not financed through a EETC transaction. We will provide the following paragraph in Item 2, Off-Balance Sheet Arrangements, of our next Form 10-Q to clarify the paragraph on page 48.

Off-Balance Sheet Arrangements
     Fourteen of our twenty-eight operating aircraft are under operating leases. Six are leased through trusts established specifically to purchase, finance and lease aircraft to us. These leasing entities meet the criteria for variable interest entities. All fixed price options were restructured to reflect a fair market value purchase option, and as such, we are not the primary beneficiary of the leasing entities. We are generally not the primary beneficiary of the leasing entities if the lease terms are consistent with market terms at the inception of the lease and the leases do not include a residual value guarantee, fixed-price purchase option or similar feature that obligates us to absorb decreases in value or entitles us to participate in increases in the value of the aircraft. We have not consolidated any additional aircraft in the related trusts upon application of ASC 810, because we are not the primary beneficiary based on the fact that all fixed price options were restructured to reflect a fair market value purchase option. In addition, we reviewed the other eight Atlas aircraft that are under operating leases but not financed through a trust and determined that none of them would be consolidated upon the application of ASC 810. Our maximum exposure under all operating leases is the remaining lease payments, which amounts are reflected in future lease commitments described in Note 9 to our 2009 Form 10-K.
9.	Comment: We note the disclosure that you have historically reflected the debt obligations relating solely to owned EETC aircraft on your balance sheet, while the debt obligations related to the leased EETC aircraft have not been reflected on your balance sheet. In order to clarify how your fleet is financed, and whether or not such financing is reflected on your balance sheet, please add a table to summarize the financing associated with each of your aircraft. Since you use specific tail numbers in Note 9 to your financial statements, we suggest you use aircraft tail numbers in this table. Please present separately the different type of aircraft in a manner consistent with the table summarizing your fleet in Item 2 on page 24 and show all twenty-eight aircraft in the table. For leased aircraft, please indicate whether or not they were financed under your EETC transactions. If not, we suggest that you include the name of the lessor. If there is no financing on a particular aircraft, so state.

Response: In future annual filings, we will present the following table to show the aircraft type, tail number, ownership and type of financing, if any:

Aircraft Type	Tail #	Ownership	Financing Type
747-200	N540MC	Owned	None
747-200	N517MC	Owned	None
747-200	N522MC	Owned	None
747-200	N523MC	Owned	None
747-200	N524MC	Owned	None
747-300	N355MC	Owned	None
747-400	N409MC	Owned	EETC
747-400	N491MC	Owned	EETC
747-400	N493MC	Owned	EETC
747-400	N494MC	Owned	EETC
747-400	N495MC	Owned	EETC
747-400	N496MC	Owned	EETC
747-400	N408MC	Leased	EETC
747-400	N412MC	Leased	EETC
747-400	N492MC	Leased	EETC
747-400	N497MC	Leased	EETC
747-400	N498MC	Leased	EETC
747-400	N499MC	Leased	EETC
747-400	N429MC	Owned	Term Loan
747-400	N419MC	Owned	Term Loan
747-400	N415MC	Leased	Operating Lease
747-400	N416MC	Leased	Operating Lease
747-400	N418MC	Leased	Operating Lease
747-400	N450PA	Leased	Operating Lease
747-400	N451PA	Leased	Operating Lease
747-400	N452PA	Leased	Operating Lease
747-400	N453PA	Leased	Operating Lease
747-400	N454PA	Leased	Operating Lease
We do not believe that the name of the individual aircraft lessors is material to investors and providing the name of our individual aircraft lessors would result in disclosure of competitive information.
Item 8. Financial Statements
Note 3 — DHL Investment, page 66
10.	Comment: We note that just before the Commencement Date, DHL notified you that it would exercise its contractual right to terminate the ACMI and related agreements covering the two supplemental 747-400 aircraft. Since this notification occurred at about the same time that you de-consolidated Polar, and assuming that the two installment payments from DHL were reasonably assured of collection, tell us what consideration was given to adding the $10.0 million one-time termination penalty to the gross proceeds used in the determination of your gain on issuance of subsidiary stock.
Response: The $10.0 million one-time termination penalty and the gross proceeds from the issuance of subsidiary stock were the result of two separate and distinct transactions. The Company and DHL entered into two separate contracts at different times with different effective dates, as described below.

The stock purchase agreement between the Company and DHL was entered into in June 2007, with final proceeds paid by DHL in November 2008. The recognition of the gain on the issuance of subsidiary stock was determined based upon when the Company was released from the obligation to fund losses in the subsidiary upon commencement of the blocked space agreement. The initial gain on the issuance of subsidiary stock was recorded as a deferred gain in June 2007 and recognized in the income statement in October 2008, when the blocked space agreement between the Company and DHL commenced.

The recognition of the $10.0 million one-time DHL termination penalty was related to the early termination of the supplemental ACMI agreement which was entered into in March 2008. While notice of the early termination of the supplemental ACMI agreement was given by DHL to Atlas in October 2008, termination became effective in March 2009 based upon full collection of the $10.0 million one-time termination penalty. DHL had the ability to reverse the termination of the supplemental ACMI agreement until March 2009. Accordingly, the one-time termination penalty was recognized upon full payment of the penalty and effectiveness of the termination.

Given the separate and distinct nature of these two transactions and DHL’s ability to reverse the termination until final payment was received, we did not recognize the one-time termination penalty at the same time as the gain on issuance of subsidiary stock.
Form 10-Q for the quarterly period ended March 31, 2010
Note 3 — Long-Term Investment, page 7
11.	Comment: We note that in February 2010, you purchased $100.1 million in debt securities that represent investments in Pass-Through Trust Certificates related to EETCs issued by Atlas in 1998, 1999 and 2000. Please tell us and clarify your disclosure with respect to whether or not your investment in the debt securities related to the six EETC financed aircraft that are currently owned by Atlas and reflected on your balance sheet. If related to these owned aircraft, tell us what consideration was given to de-recognizing the associated liability pursuant to FASB ASC 405-20-40-1(a)(4).

Response: In each of 1998, 1999 and 2000, Atlas issued pass-through trust certificates, also known as Enhanced Equipment Trust Certificates (“EETCs”), through various pass-through trusts. These offerings collectively financed the acquisition of twelve aircraft that are owned or leased by Atlas.

EETCs are not direct obligations of Atlas. The EETC related principal, interest and operating lease payments made by Atlas are passed through to the holders of the EETCs in accordance with the terms of the EETCs. Atlas does not (and is not obligated to) make payments directly to the holders of EETCs. Our EETC offerings are described in detail on page 47 of our 2009 Form 10-K and in applicable registration statements on file with the SEC.

The Company invested $100.1 million to acquire certain of these EETCs in a privately negotiated transaction. The Company’s purchase of $100.1 million of debt securities in February 2010 does not meet the requirements for the de-recognition of a liability pursuant to FASB ASC 405-20-40-1(a)(4), which requires that “the debtor pays the creditor and is relieved of its obligation for the liability”. The Company does not have the legal right to offset its debt and lease obligations related to EETC-financed aircraft by holding EETCs that are (indirectly) secured by such aircraft. In addition, the Company does not maintain a controlling financial interest in any pass-through trust that issued EETCs solely due to its investment in the EETCs which would result in the Company consolidating the EETC trust. The Company is required to continue to make the full principal, interest and operating lease payments to the mortgagee or aircraft owner (as applicable) regardless of whether it or a third party owns the acquired EETCs.
Financial Overview and Business Development, page 17
12.	Comment: In the last paragraph of this section, you disclose that your Titan subsidiary purchased a Boeing 757-200SF in March 2010. Please expand this disclosure to indicate how you funded this purchase. Also, please disclose the purchase price for this aircraft.

Response: The purchase price of the Boeing 757-200SF was not material and was funded through working capital. In future filings, we will disclose how any significant aircraft purchases are funded.
Liquidity and Capital Resources, page 22
13.	Comment: In the second paragraph of this section, you state that you purchased $100.1 million of debt securities related to EETCs issued by Atlas in 1998, 1999 and 2000. According to the disclosure in Note 3 to your interim financial statements, your purchase has essentially established the market price for these otherwise illiquid securities. Please expand your disclosure in the MD & A to discuss management’s reasons for this investment and whether or not you expect to liquidate this investment in connection with your upcoming purchases of new 747-8F aircraft.

Response: We will expand MD&A disclosure in future filings to note in the Liquidity and Capital Resources section that these investments were purchased based on our estimate of long-term investment returns and as noted in Note 3 of our 2009 10-K, that the Company has both the intent and ability to hold these investments to maturity.
              In some of our responses, we have agreed to change or supplement the disclosures in our future filings to enhance disclosure transparency, and not because we believe our prior filings were materially incomplete or inaccurate.
              As requested, Atlas acknowledges that the adequacy and accuracy of the disclosure in its filings with the Commission is the responsibility of the registrant. Atlas further acknowledges that staff comments or changes to disclosure in response to staff comments on the 2009 Form 10-K, the 2010 Annual Meeting Proxy Statement or the first quarter 2010 Form 10-Q do not foreclose the Commission from taking any action with respect to such filings. Atlas also acknowledges that staff comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you wish to discuss any aspect of this letter, please do not hesitate to contact me at (914) 701-8000.

Sincerely,
/s/ Adam R. Kokas

Adam R. Kokas
Senior Vice President, General Counsel and Secretary

cc:	William J. Flynn, President and Chief Executive Officer Spencer Schwartz, Senior Vice President and Chief Financial Officer David A. Fine, Esq.